Accenture Ltd
VIA EDGAR AND FACSIMILE
February 16, 2007

Re:	Accenture Ltd
File No. 001-16565
Form 10-K for Fiscal Year Ended August 31, 2006
Form 10-Q for Fiscal Quarter Ended November 30, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jorge Bonilla, Senior Staff Accountant
Dear Mr. Bonilla:
     On behalf of Accenture Ltd (the “Company”), we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission to William D. Green, dated February 8, 2007. To assist your review, we have retyped the text of the Staff’s comment below.
Form 10-K for the fiscal year ended August 31, 2006 and Form 10-Q for the quarterly period ended November 30, 2006
Exhibits 31.1 and 31.2
1.	We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

In response to the Staff’s comment, in future filings, we will file the certifications required by Exchange Act Rule 13a-14(a) so that the identification of the certifying individual at the beginning of the certification is revised so as not to include the individual’s title.
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     As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call Richard Buchband at 312-693-4544 or Douglas G. Scrivner at 650-213-2136 with any questions or further comments you may have regarding these filing or if you wish to discuss the above response.

Very truly yours, ACCENTURE LTD, represented by its duly authorized signatory

/s/ Douglas G. Scrivner
By: Douglas G. Scrivner